ENACT HOLDINGS, INC.
8325 Six Forks Road
Raleigh, North Carolina 27615
September 14, 2021
VIA EDGAR AND EMAIL
Mr. John Stickel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Enact Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-255345)
Dear Mr. Stickel:
Reference is made to that certain letter, filed as correspondence via EDGAR on September 13, 2021, in which the Company requested that the effective date of the Company’s registration statement on Form S-1 (File No. 333-255345) (the “Registration Statement”) be accelerated so that the Registration Statement would become effective at 4:00 p.m. Eastern Time on September 14, 2021, or as soon as practicable thereafter (the “Prior Letter”).
By this letter, the Company hereby amends the Prior Letter, and, pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effectiveness of the Registration Statement be accelerated to 4:00 p.m. Eastern Time on September 15, 2021, or as soon as practicable thereafter or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.
We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Michael Schiavone of Sidley Austin LLP at (212) 839-5420.

Very truly yours,

ENACT HOLDINGS, INC.

By:	/s/ Evan Stolove
	Name:	Evan Stolove
	Title:	Executive Vice President, General Counsel
and Secretary

cc:	J. Nolan McWilliams, Securities and Exchange Commission
David Irving, Securities and Exchange Commission
Sharon Blume, Securities and Exchange Commission
Evan Stolove, Enact Holdings, Inc.
Perry J. Schwachman, Sidley Austin LLP
Sean M. Carney, Sidley Austin LLP
Michael J. Schiavone, Sidley Austin LLP
David Ni, Sidley Austin LLP
Craig B. Brod, Cleary Gottlieb Steen & Hamilton LLP
Jeffrey D. Karpf, Clearly Gottlieb Steen & Hamilton LLP
Ward Bobitz, Genworth Financial, Inc. & Genworth Holdings, Inc. Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP